F O R    I M M E D I A T E    R E L E A S E


                          PRESS RELEASE


                                      April 19, 1995
                                      For more information contact:
                                      Erin Ibele    (419) 247-2800
                                      Robert Pruger (419) 247-2800


                 HEALTH CARE REIT, INC. ANNOUNCES
          FIRST QUARTER RESULTS AND DECLARES DIVIDEND


          Toledo, Ohio, April 19, 1995....The Directors of Health
Care REIT, Inc. (NYSE/HCN) voted to pay a quarterly dividend at the rate of $.52 per share, an increase of $.005 per share from the previous dividend. The dividend will be payable May 19, 1995 to shareholders of record on May 5, 1995. This will be the REIT's 93rd consecutive dividend distribution.

          Cash flows from operating activities available for distribution for the three months ended March 31, 1995 was $5,694,981 ($.49 per share) compared with $6,292,422 ($.55 per share) for the three months ended March 31, 1994. Recently, the National Association of Real Estate Investment Trusts (NAREIT) issued a paper which redefined the components of "funds from
operations."   Accordingly, what the Company previously reported as
"funds from operations" is now reported as "cash flows from operating activities available for distribution."

          For the quarter ended March 31, 1995, net income per share of $.42 was down $.01 or 2.3% from the first quarter of 1994.

          Gross income for the three months ended March 31, 1995
was up 14.0% from the first quarter of 1994. Total assets of $331 million at March 31, 1995 reflect a 4.8% increase from a year ago.

          The following chart presents the information highlighted above.

                                                    Three Months Ended
                                                   March 31 (Unaudited)
                                              ------------------------------
                                                  1995              1994
                                              ------------      ------------
Gross income                                  $  9,624,993      $  8,441,239
Net income                                    $  4,864,965      $  4,984,250

Net income per share                          $        .42      $        .43

Cash flows from operating activities
   available for distribution                 $  5,694,981      $  6,292,422

Cash flows from operating activities
   available for distribution per share       $        .49      $        .55

Average number of shares outstanding            11,619,386        11,467,040

Total assets as of March 31                   $331,098,644      $315,882,574


          Health Care REIT, Inc. is a real estate investment trust which invests in health care facilities, primarily nursing homes.
The Company also invests in assisted living and retirement facilities, behavioral care facilities, specialty care hospitals, and primary care facilities.